[LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP]

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE STAFF. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

January 12, 2017

VIA EDGAR AND FACSIMILE

SiSi Cheng

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JELD-WEN Holding, Inc.
Registration Statement on Form S-1
File No. 333-211761 (the “Registration Statement”)

*** CONFIDENTIALLY SUBMITTED PURSUANT TO RULE 83 ***

Dear Ms. Cheng:

This letter is submitted in response to the telephone conversation of January 11, 2017, between representatives of JELD-WEN Holding, Inc. (the “Company”) and the staff of the Division of Corporation Finance (the “Staff”), during which the Staff requested additional detail with respect to the supplemental letter (the “Supplemental Letter”) delivered by the Company in response to comment No. 41 contained in the Staff’s comment letter, dated June 27, 2016, regarding the Registration Statement. In addition, attached hereto as Annex A for your review are certain pages of the Registration Statement reflecting indicative pricing data and other proposed disclosure. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

For reasons of business confidentiality, in a separate letter dated the date hereof, the Company is requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R.200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not filed electronically as correspondence under the Securities and Exchange Commission’s EDGAR system. The information for which the Company has requested confidential treatment is circled in the letter submitted to the Staff in paper form and the omitted information is identified by the symbol “[***]” in the copy filed electronically on EDGAR.

Discussion

As discussed in the Supplemental Letter, as part of the 2016 Dividend Transactions, the Company reduced the exercise prices of certain of its unvested common stock options and Class B-1 Common Stock options by the per-share amounts of the distribution ($45.00, in the case of the common stock, and $76.57, in the case of the Class B-1 Common Stock) in order to better reflect the impact of the 2016 Dividend on the fair market value of the underlying shares.

Securities and Exchange Commission

Confidential Treatment Requested by JELD-WEN Holding, Inc.

Under 17 C.F.R. § 200.83

January 12, 2017

The Company advises the Staff that it intends to account for the repricing of these unvested options pursuant to ASC 718-20-35-3 through 35-4. Specifically, because these unvested options are subject to a service condition, the Company intends to treat the repricing of the options as a modification and will:

•	Measure compensation expense by calculating the difference between the fair value of the modified award and the fair value of the original award on the modification date; and

•	Recognize, over the remaining service period for the modified awards, the sum of the incremental compensation expense and the remaining unrecognized compensation expense for the original award on the modification date.

The significant assumptions used by the Company in evaluating and calculating additional compensation expense in connection with the modifications are as follows:

•	With respect to the fair value per share of common stock and Class B-1 Common Stock, the Company assigned fair values after giving effect to the 2016 Dividend Transactions of $[***] per share and $[***] per share, respectively. The Company made the fair value determinations with respect to its common stock and Class B-1 Common Stock in a manner consistent with the valuation methods described in the Company’s response set forth in the Supplemental Letter.

•	With respect to the anticipated timing of settlement or exercise, due to the limited history of stock option exercises during the Company’s history as a private company, the Company utilized the simplified method discussed in SAB Topic 14 Section D.2, Question 6, and assumed that settlement would occur at the midpoint between the applicable vesting date and the corresponding expiration date for each award, also taking into account time to vest from the modification date.

•	With respect to volatility, the Company matched the term (rounded up to the nearest year) of the applicable grants to the leverage-adjusted historical volatility of peer firms.

•	The Company assumed no future dividends would be paid on its common stock.

•	The Company assumed a term-matched risk-free rate based on the applicable Treasury Constant Maturity yield curve on the modification date.

•	Valuations were performed with respect to each tranche of options corresponding to a separate grant date to capture differences in vesting schedules.

Securities and Exchange Commission

Confidential Treatment Requested by JELD-WEN Holding, Inc.

Under 17 C.F.R. § 200.83

January 12, 2017

Based on the Company’s estimates, made in accordance with historical practice, the methodologies disclosed in the S-1 at pages 90-91 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-Based Compensation Plan” and “—Common Stock Valuations”, and the assumptions described above, the Company concluded that the aggregate fair value of the original awards on the modification date was $[***] million and the fair value of the modified awards was $[***] million, resulting in $[***] million of incremental compensation expense due to the modification. Accordingly, the Company expects to recognize over the remaining service period of the awards (which ranges from one to four years) incremental non-cash compensation expense of $[***] million (in addition to the $29.8 million of compensation expense related to the original awards and unrecognized as of September 24, 2016). For the fiscal quarter ended December 31, 2016, the Company’s current expectation is to recognize non-cash compensation expense of approximately $[***] associated with the modification. The Company does not consider this amount to be material to its results of operations for the fiscal quarter ended December 31, 2016. The Company has not completed its financial statements for the year ended December 31, 2016 and the actual amounts will be finalized in connection with the issuance of its annual audited financial statements.

If you have any questions, please feel free to contact the undersigned at (212) 859-8428 or Laura Doerre at (704) 378-5810.

Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Daniel J. Bursky

Daniel J. Bursky

cc:	Melissa Rocha (Securities and Exchange Commission)
Jay Ingram (Securities and Exchange Commission)
Frank Pigott (Securities and Exchange Commission)
Laura Doerre (JELD-WEN Holding, Inc.)
L. Brooks Mallard (JELD-WEN Holding, Inc.)
Mark Hayek (Fried, Frank, Harris, Shriver & Jacobson LLP)

Securities and Exchange Commission

Confidential Treatment Requested by JELD-WEN Holding, Inc.

Under 17 C.F.R. § 200.83

January 12, 2017

ANNEX A

RULE 83 CONFIDENTIAL TREATMENT REQUEST

MADE BY JELD-WEN HOLDING, INC:

REQUEST NO. 3

32 pages

[***]